November 12, 2019

Roger May
Chief Executive Officer
Graphene & Solar Technologies Limited
433 N. Camden Dr., Ste. 600
Beverly Hills, CA 90210

       Re: Graphene & Solar Technologies Limited
           Form 10-K for the fiscal year ended September 30, 2018
           Filed January 23, 2019
           File No. 333-174194

Dear Mr. May:

       We have reviewed your October 31, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 18, 2019 letter.

Form 10-K for the fiscal year ended September 30, 2018 filed January 23, 2019

Item 2. Properties, page 4

1. We note your response to comments 1 to 3. Please provide your proposed draft disclosure and tell us if these changes will be incorporated in your 10-K for your fiscal year ended
       September 30, 2019.
2. We note your response to comment 4. Please note that only proven and probable reserves based on a final feasibility study may be disclosed in filings with the United States
       Securities and Exchange Commission pursuant to the Instructions to Paragraph (b)(5) of
       Industry Guide 7. It appears the 15 million tons of high purity quartz that are disclosed in your filing are only defined to the inferred resource category. Inferred resources cannot be moved to a proven or probable reserve category without additional geological work.
       Please revise to remove this tonnage and grade estimate from your filing.
 Roger May
Graphene & Solar Technologies Limited
November 12, 2019
Page 2
3. Additionally as a company with no mineral reserves you must be classified as an exploration stage company pursuant to Paragraph (a)(4)(i) of Industry Guide 7. Please revise your filing to clarify that you are an exploration stage company until you have mineral reserves.
       You may contact John Coleman at 202-551-3610 or Pam Howell at 202-551-3357 if you
have questions regarding comments.



                                                          Sincerely,
FirstName LastNameRoger May
                                                   Division of Corporation
Finance
Comapany NameGraphene & Solar Technologies Limited
                                                   Office of Energy &
Transportation
November 12, 2019 Page 2
cc:       David Fickson
FirstName LastName